EXHIBIT 99.1


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     [Telemig Celular Logo]                     [Amazonia Celular Logo]


Telemig Celular Participacoes S.A.         Tele Norte Celular Participacoes S.A.
        NIRE: 53300005770                            NIRE: 53300005761
   CNPJ/MF: 02.558.118/0001-65                  CNPJ/MF: 02.558.154/0001-29

       Telemig Celular S.A.                        Amazonia Celular S.A.
        NIRE: 31300012999                            NIRE: 15300018293
   CNPJ/MF: 02.320.739/0001-06                  CNPJ/MF: 02.340.278/0001-33


                                  Material Fact

In compliance with the dispositions of the fourth paragraph, article 157, of Law 6,404/76 and CVM Instruction 358/02, Telemig Celular Participacoes S.A. ("Telemig Participacoes"), Tele Norte Celular Participacoes S.A. ("Tele Norte Participacoes"), Telemig Celular S.A. ("Telemig Celular") and Amazonia Celular S.A. ("Amazonia Celular") publicly announce that on April 24, 2003 they were informed of the proposal sent by Cvc/Opportunity Equity Partners Administradora de Recursos Ltda. to the Caixa de Previdencia dos Funcionarios do Banco do Brasil - Previ to exchange indirect participations in Telemar Participacoes S.A., and, of the foundation, in Brasil Telecom Participacoes S.A., Telemig Participacoes and Tele Norte Participacoes. The implementation of the proposal is conditioned upon the evaluation of the assets involved - including the calculation of any needed adjustment, the applicable contracts, the pertinent legislation in effect, as well as obtaining the required authorizations.

                            Brasilia, April 24, 2003.



Telemig Celular Participacoes S.A.         Tele Norte Celular Participacoes S.A.
          Joao Cox Neto                                Joao Cox Neto
     Chief Financial Officer                      Chief Financial Officer


       Telemig Celular S.A.                        Amazonia Celular S.A.
       Joao Alberto Santos                          Joao Alberto Santos
     Chief Financial Officer                      Chief Financial Officer